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ROCHE HOLDING 82-3315

Media Release

Roche

Basel, 18 February 2002

Roche Diagnostics announces judgement in Igen litigation
Ruling limits Igen's use of Roche Diagnostics improvements

The judge of the United States District Court of Maryland has entered the judgement in the litigation by Igen International, Inc. (Igen) over claims related to licensing Igen's electrochemiluminescence (ECL) technology to Roche Diagnostics GmbH. Through this step the judge has formalised the verdict that was reached by the jury on January 10, 2002.
As part of this judgement, the judge made additional rulings to clarify the obligations of both companies going forward. Among various rulings he restricted Igen from licensing Roche Diagnostics ECL improvements to any other company for use in the fields originally licensed to Roche Diagnostics.

As already communicated, Roche will file an appeal to protect its rights to the ECL technology as soon as the period of the post trial motions is over. Roche strongly believes that the awarded damages are out of proportion. Manfred Baier, Head of Lab Network, a business area of Roche Diagnostics, commented: "Roche is disappointed by the entry of this verdict by the judge. Roche has invested a great deal of money, time and resources alongside Igen to commercialise this technology. As a result, Igen's management and shareholders have benefited financially despite difficulties in the administration of the contract by Roche."

Roche and its predecessor Boehringer Mannheim developed and refined the ECL technology to create a reliable instrument platform, that - together with a robust and sensitive diagnostics assay range - delivers great value to the healthcare community. Roche has led a highly successful development and marketing campaign that has allowed Igen to realize the full value of its technology. To date, Roche has invested more than $350 million in the ECL technology.

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F. Hoffmann-La Roche Ltd CH-4070 Basel Corporate Communications Tel. ++41-61-688 88 88
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Patients benefit directly from Roche's investment in the development of the ECL technology. With the Elecsys system it is possible to measure rapidly such innovative markers as Troponin-T or ProBNP in patients with a risk of heart failure, serum CrossLaps as an indicator of Osteoporosis, PSA in the screening and assessment of prostate cancer, and CA15-3 for breast cancer.

An existing order of the court bars any license termination until all appeal proceedings are completed. While any appeal is in progress, Roche Diagnostics will continue to provide its customers with these products and services and will drive forward all planned innovations based on the ECL technology.

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative products and services address needs for the prevention, diagnosis and treatment of disease, thus enhancing people's well-being and quality of life. Through the company's Diagnostics Division, innovative testing products and services are made available to physicians, patients, hospitals and laboratories worldwide. Centralized Diagnostics, a business area of Roche Diagnostics, has been a pioneer in laboratory diagnostics with over 50 years of innovative development in clinical chemistry, automated diagnostic systems and immunochemistry. Today, Roche Centralized Diagnostics develops new technologies and supplies integrated solutions for clinical laboratories worldwide - all designed to help customers provide a better service more efficiently and at lower cost.